December 10, 2025

Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gabelli ETFs Trust (the “Trust”)

Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Ms. Rowland:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 1, 2025, with respect to the Amendment relating to the Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Global Technology Leaders ETF, Gabelli Commercial Aerospace and Defense ETF (each a “Fund” and collectively, the “Funds”), each a series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

Global Comments

1.	Comment: Please delete New Fund Risk from the Principal Risks section, as applicable.

Response: The Registrant has deleted New Fund Risk for each Fund.

2.	Comment: Each Fund discloses Infectious Illness Risk in the Principal Risks section. Please confirm if this risk adequately addressed in market risk.

Response: The Registrant has deleted all references to Infection Illness Risk as this risk is addressed in other risks in each Fund’s Principal Investment Strategies section.

Growth Innovators ETF, Gabelli Love our Planet & People ETF and Aerospace and Defense ETF

3.	Comment: The Principal Investment Strategies section states that the Fund may invest in American Depositary Receipts (“ADRs”). The Principal Risks section includes ADR Risk. Please consider adding Foreign Securities Risk.

Response: The Registrant has added Foreign Securities Risk, as follows:

Foreign Securities Risk. Investments in foreign securities involve risks relating to political, social, and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject. These risks include expropriation, differing accounting and disclosure standards, currency exchange risks, settlement difficulties, market illiquidity, difficulties enforcing legal rights, and greater transaction costs.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310  ●  Leawood, KS 66211  ●  p: 949.629.3928

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  Practus.com

Growth Innovators ETF and Global Technology Leaders ETF

4.	Comment: In the Principal Risks section, each Fund discloses Growth Stock Risk. Please disclose that each Fund will invest in growth stocks as part of the Fund’s Principal Investment Strategies.

Response: With respect to the Global Technology Leaders Fund, the Registrant has deleted Growth Stock Risk.

With respect to the Growth Innovators Fund, the Fund’s Principal Investment Strategies section states that “[t]he Fund seeks to invest in companies whose prospects for earning growth remain undervalued. Given that the Fund is seeking to invest in companies with earning growth that is undervalued, that is the reason the Registrant has included Growth Stock Risk. The Registrant respectfully declines to amend the disclosure.

Global Technology Leaders ETF

5.	Comment: In the Principal Investment Strategies section, in the fifth sentence, the disclosure states that “at least 40% of the Fund’s total net assets are invested in securities of non-U.S. issuers or related investments thereof.” Please explain what is meant by “or related investments thereof.”

Response: The Registrant has amended the disclosure as follows:

As a “global” fund, the Fund invests in securities of issuers, or related investments thereof, located in at least ~~three~~ five countries outside the United States~~, and at least 40% of the Fund’s total net assets are invested in securities of non-U.S. issuers or related investments thereof~~.

6.	Comment: In the Principal Investment Strategies section, in the first sentence of the second paragraph, it states that a company is considered to be “principally engaged in the group of industries comprising the technology sector if it devotes a significant portion of its assets to, or derives a significant portion of its revenues from the development, research, and/or distribution of technology and related goods and services.” Please delete this sentence or explain how it is different from what is provided in the second sentence.

Response: The Registrant has deleted the first sentence of the second paragraph.

7.	Comment: Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following disclosure to end of Market Trading Risk:

To the extent that all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the Fund’s domestic trading day. In turn, this could lead to differences between the market price of the Fund’s shares and the underlying value of its shares.

8.	Comment: The Fund discloses Options Risk. Please include a description of the Fund’s use of options in the Principal Investment Strategies section.

Response: The Registrant has added the following disclosure as the last paragraph of the Fund’s Principal Investment Strategies section:

The Fund may purchase or sell options on individual securities as well as on indices of securities as a means of achieving additional return on or hedging the value the Fund’s portfolio.

Commercial Aerospace and Defense ETF

9.	Comment: The Staff notes that the Fund’s 80% policy states that the Fund invests “at least 80% of its net assets in income producing equity securities including securities in the aerospace and defense sectors.” Given the Fund’s name, this disclosure suggests that the 80% policy may include other components. Please explain how this is consistent with Rule 35d-1.

Response: The Registrant has amended the disclosure as follows:

The Fund will seek to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets in income producing equity securities in the aerospace and defense sectors.

10.	Comment: The Fund’s Principal Investment Strategies defines aerospace and defense companies, in part, as those companies that have “an identified business line that derives at least 50% of its revenues from, or devotes 50% of its assets to, aerospace and/or defense related activities.” The Staff is concerned that this test suggests that a Fund investment may not have significant assets in aerospace and/or defense related activities (e.g., the business line represents a small portion of the revenues of the company as a whole). Please explain how there will be a meaningful nexus between the Fund’s investments and the investment focus of the Fund’s name.

Response: The registrant has deleted the language noted in the comment.

11.	Comment: In the fifth sentence of the first paragraph of the Principal Investment Strategies section, the disclosure states that “[i]ncome producing equity securities include U.S. exchange-listed common stock and preferred stock. Please disclose whether it is expected that the common stock that is considered to be income producing are those that pay dividends.

Response: The Registrant has revised the disclosure to include “(e.g., dividend paying securities)” after “equity securities.”

12.	Comment: Under the Principal Risks section, there is disclosure of Large-Capitalization Companies Risk. Please disclose the Fund’s market capitalization strategy and tailor the Fund’s Principal Risks accordingly.

Response: The Registrant has added disclosure that the Fund may invest in in companies without regard to market capitalization. The Registrant has also replaced the Large Capitalization Companies Risk in the Principal Risks section as follows:

●	Large Capitalization Companies Risk. Large capitalization companies generally experience slower rates of growth in earnings per share than do mid and small capitalization companies.

●	Small- and Mid-Capitalization Companies Risk. Investing in securities of small and mid-capitalization companies may involve greater risks than investing in larger, more established issuers. Small and mid-capitalization companies may be less well established and may have a more highly leveraged capital structure, less liquidity, a smaller investor base, limited product lines, greater dependence on a few customers, or a few key personnel and similar factors that can make their business and stock market performance susceptible to greater fluctuation and volatility.

13.	Comment: In the Performance section, please update the disclosure to reflect that the Fund has been in existence for longer than one year. Please also disclose that the Fund has changed its investment strategy and the performance shown reflects the Fund’s prior investment strategy.

Response: The Registrant has deleted the first paragraph following the Performance section, and has inserted the following disclosure:

The bar chart and table that follow provide an indication of the risk of investing in the Commercial Aerospace and Defense Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for one year, five years, and ten years, if applicable, compared with those of a broad-based securities market index. Prior to March 10, 2023, the Fund operated under its prior name, Gabelli Equity Income ETF. The Fund’s prior name reflected its former investment strategy of seeking to attain a high level of total return, with an emphasis on income, through investing at least 80% of its net assets in income producing equity securities. Accordingly, performance prior to March 10, 2023, was attributable to the Fund’s prior investment strategy. As with all mutual funds, the Commercial Aerospace and Defense Fund’s past performance (before and after taxes) does not predict how the Fund will perform in the future. Updated information on the Fund’s results can be obtained by visiting www.gabelli.com.

Statement of Additional Information (“SAI”)

14.	Comment: In the SAI, the last sentence on page 18 states that with respect to the Fund’s limit on concentration, “the Fund will also consider the concentration of the underlying investment companies in which it invests.” Please disclose that the Fund will look through any underlying funds in which it invests for purposes of testing the Fund’s compliance with applicable compliance limits.

Response: The Registrant has amended the disclosure as follows:

For purposes of restriction (1) above, with respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Trust management. If Trust management chooses to define industry classifications pursuant to the foregoing, it will do so in a reasonable manner that is consistent with the purpose and intent of the industry classifications as represented generally by such widely recognized market indexes or rating group indexes, and any such management industry classifications will be applied consistently over time and in good faith. If the Fund invests in an affiliated investment company, it will consider the underlying holdings of the affiliated investment company for purposes of complying with the Fund’s investment policies. ~~In determining concentration and whether the Fund is in compliance with restriction (1) above, the Fund will also consider the concentration of the underlying investment companies in which it invests.~~

15.	Comment: The Staff notes that the Fund does not have a fundamental policy with respect to concentration. Please explain why the Fund would not be concentrated based on the Fund’s investments.

Response: The Registrant has added a new concentration policy number 1 to the Fund’s fundamental investment restrictions in the SAI as follows:

The Fund may not: Invest more than 25% of the value of its total assets in any particular industry, except that under normal market conditions, the Fund will invest at least 25% of the value of its net assets in the securities of companies principally engaged in the group of industries comprising the aerospace and defense sector;

The Registrant has also updated the Fund’s prospectus disclosure to reflect the Fund’s concentration policy, as the second sentence of the first paragraph of the Fund’s Principal Investment Strategies, as follows:

As a fundamental policy, the Fund will concentrate (invest at least 25% of the value of its net assets) in the securities of companies principally engaged in the group of industries comprising the aerospace and defense sectors.

If you have any questions regarding the above responses, please do not hesitate to contact Karen Aspinall at 949.629.3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Partner

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